UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended August 31, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
August 1, 2023	36,328	223.77p	226.00p	221.50p
August 2, 2023	36,705	215.97p	220.00p	212.00p
August 3, 2023	36,450	212.34p	216.00p	208.00p
August 4, 2023	38,496	208.41p	213.50p	205.50p
August 7, 2023	38,879	205.71p	210.50p	202.00p
August 8, 2023	36,252	204.26p	206.50p	202.00p
August 9, 2023	38,139	205.35p	208.00p	203.00p
August 10, 2023	38,729	205.66p	208.00p	204.00p
August 11, 2023	36,425	202.42p	205.50p	200.00p
August 14, 2023	34,241	198.75p	202.00p	196.40p
August 15, 2023	34,400	196.51p	198.00p	194.00p
August 16, 2023	35,616	198.88p	200.00p	196.20p
August 17, 2023	33,370	194.66p	196.40p	193.00p
August 18, 2023	32,487	188.42p	193.20p	183.20p
August 21, 2023	33,425	184.31p	187.20p	181.80p

August 22, 2023	32,721	183.65p	184.40p	182.60p
August 23, 2023	32,441	186.66p	189.00p	184.80p
August 24, 2023	32,058	189.25p	192.00p	187.60p
August 25, 2023	32,187	188.02p	189.20p	184.60p
August 29, 2023	31,857	191.53p	194.40p	188.40p
August 30, 2023	33,759	195.99p	196.40p	194.80p
August 31, 2023	35,198	196.61p	198.60p	194.40p

During the month ended August 31, 2023, the Company repurchased an aggregate of 770,163 Ordinary Shares. As of August 31, 2023, the Company’s issued share capital was 289,468,159 shares, 14,158,321 of which were held in treasury, resulting in total voting rights in the Company of 275,309,838 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

August 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4855102.html

August 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4856592.html

August 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4858205.html

August 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4859562.html

August 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4861022.html

August 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4862449.html

August 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4863840.html

August 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4865358.html

August 11, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4866721.html

August 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4868159.html

August 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4869540.html

August 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4870908.html

August 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4872386.html

August 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4873704.html

August 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4875227.html

August 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4876653.html

August 23, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4877913.html

August 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4879331.html

August 25, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4880597.html

August 29, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4882508.html

August 30, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4883970.html

August 31, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4885624.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: September 6, 2023	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer